Our Journey to Sustainability
Progress Report 2011

DELHAIZE GROUP

Overview

Healthy products

Healthy people

Healthy planet

Looking forward





Delhaize Group in 2011

About Delhaize Group

Delhaize Group is a Belgian International food retailer with leading positions in key markets. Our activities are spread across 11 countries on three continents. Delhaize Group is listed on NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).

In 2011, Delhaize Group acquired Delta Maxi, a food retailer with 492 stores in Serbia, Bulgaria, Bosnia and Herzegovina, Montenegro and Albania. The addition of Delta Maxi, combined with the Group's existing businesses in Romania, Greece, and Indonesia, makes Delhaize Group a leading player in Southeastern Europe (SEE) & Asia.

Regional profiles

Click on the logos below to find out more about our regional banners.

United States



Belgium (& Luxembourg)



Southeastern Europe & Asia



Revenues (bn)

EUR 21.1



United States **65.4%**
Belgium **23%**
SEE & Asia **11.6%**

Associates

159 856



United States **67.1%**
Belgium **10.6%**
SEE & Asia **22.3%**

Stores

3 408 of which 80% are company-operated



United States **48.4%**
Belgium **24.1%**
SEE & Asia **27.5%**

The above figures include the Delta Maxi acquisition in SEE.

Our way of doing business

Our vision

Nutritious, healthy, safe, affordable and sustainable. Together, we deliver the best of Delhaize for life.

Our values

Determination. Integrity. Courage. Humility. Humor.

Our vision

Nutritious, healthy, safe, affordable and sustainable.
Together, we deliver the best of Delhaize for life.


nutritious
All our customers must be able to choose from a varied range of fresh and tasty food.

healthy
It shows when people feel good, when they've found the right balance.

safe
We take responsibility for the safety of our products, our colleagues and our customers.

affordable
We insist on offering everyone the pleasure of choice, whatever their income level.

sustainable
We place sustainability at the core of our activities to safeguard our business for the benefit of future generations of associates, customers and communities.

Together, we aspire to enrich the lives of our customers, associates, and the communities we serve in a sustainable way.
Together, we offer assortments, products and services that are nutritious, healthy and safe, everyday, at prices all customers can afford.
We are connected with our colleagues across the Group.
We learn, we grow talent and we innovate.
We support, we respect and we inspire each other.

Together, we deliver the best of Delhaize for life.

DELHAIZE GROUP

Our values

Our way of doing things


determination

integrity

courage

humility


humor

DELHAIZE GROUP

This year we have taken big steps in making sustainability part of everything we do. We are launching a longer term strategy, leading up to 2020 and we have added the word 'sustainable' into our vision statement. This is not just a verbal change; it's a reflection of the strength of our commitment. Every operating company was involved in workshops to gain a shared global understanding of sustainability.

We share a common set of values that makes us stronger as a team and as individuals. These values give clear guidance regarding what is expected from everyone across the Group and are key to our success.

[Video about our vision and values](#)



2011 Highlights

Following suggestions from our stakeholders, we have returned to including both the challenges and successes that sum up our performance in 2011. The information was particularly appreciated in previous reports.




Healthier products

Achievements

Healthier products were introduced through two new private brand ranges: *NutriLife* at Alfa Beta and *Delhaize Kids* in Belgium.

Transport efficiency increased even as sales grew. Greenhouse gas emissions from product transport fell 6.6% from 2010 and the Group cut 2.6 million transportation kilometers by trucks to our company-operated stores.

Better resource efficiency by taking recycling of food waste to the next level. Delhaize America recycled 7 307 tonnes. Delhaize Belgium recycled 5 916 tonnes.



Transport efficiency



Better resource efficiency

Challenges

Vendor Code of Conduct for social compliance has not rolled out globally for all private brand suppliers as planned. This is due to different regulatory situations in various countries, and the confusion caused for suppliers by the plethora of social compliance codes. We are currently finding ways to overcome these hurdles.

Engaging our associates to meet our sustainability goals continues to be a challenge. This is due to our different banners in a variety of countries and nearly 160 000 associates from many different backgrounds. We will be prioritizing associate engagement as a tool to help make sustainability a meaningful part of what they do every day.

Reflecting on three years of our performance – CEO and Chairman interview

Q: **2011 marks the third year of Delhaize Group's current sustainability strategy. What are you most proud of achieving since 2009?**

A: Over the last three years we have been working together as a truly global business. So, what immediately stands out is our unbending dedication to building strong, Group-wide sustainability programs. From healthy products to the energy efficiency of our operations, we have been putting foundations in place to strengthen our performance globally.

We are also proud of our courage to create new programs, like our global goal for Global Food Safety Initiative (GFSI) certification for private brand suppliers. It's not always been easy, but we have seen outstanding examples across the business. On sustainable seafood, our bold commitments set in partnership with stakeholders have taken us to a leading position in the majority of our markets in a very short period of time.

Q: **What have been Delhaize Group's biggest sustainability learnings during the last three years?**

A: We have always known the journey to sustainability isn't one we can take alone. Since 2009 we have developed close relationships with stakeholders to help accelerate our progress. We have learned a lot doing this and have proven the value of stakeholder engagement for the business and for achieving our goals.

As we continue to expand into new markets and grow within our current ones, stakeholder expertise is especially valuable. The Non-Governmental Organizations (NGOs) and suppliers we partner with, as well as the many peer groups we participate in, both help us adapt our Group-wide goals and identify what works best for our operating companies.



Chairman of the Board of Directors
Count Jacobs de Hagen



President and Chief Executive Officer
Pierre-Olivier Beckers

Q: **The global economic downturn has affected every country Delhaize Group operates in. How have these changing conditions impacted on the Group's sustainability performance?**

A: Striving to be a responsible business has always been a top priority for us. While the economic situation has put more pressure across our entire value chain, we have continued to invest in sustainability in 2011. In some key areas which deliver cost savings, such as energy efficiency, we have even increased our investments. This has helped us keep products as affordable as possible at the same time as making them more sustainable. This is important for customers because they are under increasing economic pressure too.

Of course, we have faced some tough decisions in 2011. There are a few small instances where we have had to shift some funding from sustainability goals, for example, applying Guideline Daily Amounts (GDA) nutrition labeling to our European private brand products. But we have not reduced our ambition and commitment.

Q: **What's in store for 2012?**

A: In 2012 we are embedding the new 2020 sustainability strategy throughout our business, for example, through associates' annual performance targets. This builds on our current work on sustainability and the great progress we have made since 2009. As a result we have been adjusting our internal structure on sustainability and are preparing to increase both our investments and returns here.

It is the next step on our journey that will enable us to drive more long-term growth and efficiency in a responsible way. Our associates will be at the heart of delivering this 2020 ambition and we'll be engaging them on our approach throughout 2012.

Ask your question

sustainability@delhaizegroup.com



2009-2011: three years of our journey to sustainability

We have been working on Corporate Responsibility for decades. However, our first formal strategy focused on it was defined in 2008. Our commitment to being a responsible business was formalized in our current business strategy, the New Game Plan, launched in 2010. This made Corporate Responsibility one of the three pillars of the Group strategy, alongside Growth and Efficiency.

Three years into our strategy we have changed our language. Rather than using the term 'Corporate Responsibility,' we now use the word 'Sustainability'. We believe this better reflects our holistic approach.

As a growing global business, we have learned a lot about setting Group-wide sustainability goals. We know sharing what works on a local level and being flexible enough to account for regional differences are key to achieving success across the company.

For example, some of the early goals we set were too ambitious for some of our newer markets. Other goals were relevant and set at the right level for each operating company, but proved too difficult to track consistently Group-wide.

Our global goal for private brand supplier food safety certification shows how targets can progress through Group-wide dialogue. We aimed to audit all private brand suppliers for food safety, and ensure regulatory compliance. We then began using the Global Food Safety Initiative (GFSI) as a standard for supplier certification. However, GFSI certifications are not accessible in all our countries. As a result we adapted to allow for local certifications that meet our own high standards. Our aim is still to have 100% GFSI certification, but we understand that it will take time to achieve this in all our markets.

"We are working hard to improve the nutritional value of our Delhaize branded products without compromising on quality and taste and without increasing prices…"

Dr. T. Lammens, Director Quality & Food Safety, Delhaize Belgium



Strategy

2009

January — 1st Group-wide strategy rolled out. It focused on 5 areas:
- Food safety
- Responsible sourcing
- Health & wellness
- Associate development
- Climate change

June — Healthy product focus for customers with new Group-wide target to improve the nutritional quality of private brand products

2010

January — Launched new Delhaize Group business strategy, the New Game Plan, 3 strategic pillars:
- Growth
- Efficiency
- Sustainability

The sustainability strategy refined to 6 areas:
- Healthy eating
- Food safety
- Responsible sourcing
- Associate health & wellbeing
- Associate development
- Climate change

October — Delhaize Group Executive Committee approves high level 2020 sustainability strategy

Engagement

2009

June — 2008 CR Report released; Stakeholder engagement roundtable

2010

June — 2009 CR Report released

October — Stakeholder engagement roundtable

"Delhaize Group has a strategic approach to CR. Moving forward, I would expect more focus by extricating some truly transformational sustainability goals…"

Dr. A. Ionescu-Somers, Director, Centre for Corporate Sustainability Management, IMD Business School (Switzerland)

Another major driver of our progress has been leveraging the influence of our Group sustainability team. By coordinating dialogue across the Group and promoting best practices, our small team has been a great catalyst for positive change towards a more sustainable business.

We have also learned the value of proactive stakeholder engagement. Inviting experts in to review our approach has given us critical insights that have shaped our policies and processes. For example, engaging with the Gulf of Maine Research Institute (GMRI) in the U.S. and WWF in Belgium and Greece has helped us set ambitious pathways to 100% sustainable seafood sourcing.

In 2011 we set the foundations for our 2020 sustainability strategy. It will be embedded into our business in 2012. It was developed by our Leadership College, an internal leadership development assignment, which in 2011 was dedicated to sustainability. During the year, senior leaders across the Group received intense sustainability education, benchmarked our performance internally and externally and developed the next evolution of our strategy.

To support the newly evolved strategy, we have increased our investment in sustainability in 2012. We have also created a new governance structure, including adding the role of Chief Sustainability Officer to lead in delivering the 2020 strategy. We are excited to embark on this challenging journey.

"Last year's Leadership College, dedicated to sustainability, was more than an initiation journey. We now know sustainability is the right way to do business. It engages associates, drives innovation, saves costs and it ultimately drives profitability. We took this learning back into our jobs and in our lives."

I. Alexandru, HR Director, Mega Image

New goal added to promote healthier lifestyles and work environment for associates

Delhaize Group Leadership College focuses on sustainability, it researches and fills in details for the 2020 strategy

The new 2020 sustainability strategy is presented and discussed with Delhaize Group's full leadership group. Dedicated teams start working on key 2020 strategy projects. A new sustainability structure is headed by a Chief Sustainability Officer with a Group-level sustainability budget.

January	March	June	January	
2011			**2012**	

2010 CR Report released

Preparation of the roll out of the 2020 strategy to external audience

"How to engage the disengaged? The biggest challenge for Delhaize Group lies in the area where change is driven primarily by consumer choices…"

N. Groth, expert on food safety, advisor to WHO and FAO

Our material issues

Our material issues

Our materiality process is the way we translate these global trends into a business strategy. Our annual materiality process identified the following issues. Priority issues – in the top right of the matrix – are the ones we and our stakeholders defined as our most material business issues.

Our materiality process

Our process is based on a methodology created by Viridis Strategy Groups (previously Esty Environmental Partners). Originally completed for Hannaford in 2007, it was replicated for the Group in 2008. It has three core phases and an ongoing fourth phase.



- ● Issues led locally by operating companies
- ● Issues led globally by Group strategy
- ⦙ Reporting scope

Importance to stakeholders (low → high)

- ● Waste
- ● Packaging
- ● Organics
- ● Water
- ● GMOs
- ● Local sourcing
- ● Chemical & toxins
- ● Fairtrade
- ● Land use
- ● Community
- ● Biodiversity
- ● Animal welfare
- ● Healthy eating
- ● Food safety
- ● Climate change
- ● Associate development
- ● Associate health & wellbeing
- ● Social compliance

Importance to business (risk and opportunities) (low → high)

Our materiality phases

1. Understand stakeholders' concerns through requests and dialogue, peer reporting, and media reviews. Stakeholders include our associates, customers, NGOs, consumer groups, governments, suppliers, local communities and our competitors.

2. Evaluate the importance to business in terms of risks and opportunities through internal experts and leadership interviews, with a review of existing local projects and priorities.

3. Identify high priority issues and which issues are best managed through the recommendations of internal experts.

4. Ongoing formal and informal stakeholder engagement keeps track of shifting priorities, allowing us to adjust how we manage sustainability based on actual performance.

Looking forward

During 2011 we have been working closely with stakeholders to revisit our most material issues. To do this we have reviewed our sustainability performance inside the business and listened to what stakeholders think of our strategy and results to date. This in-depth engagement is an ongoing and important part of defining the next steps in our sustainability journey, particularly our 2020 strategy outlined at the end of this report.













2011 highlights include:
Delhaize Belgium – reducing sugar and fat

Seven *365* soft drinks were reformulated to remove 130 tonnes of sugar, representing an average 30% reduction in total sugar.

30%

Four kinds of *365* chips were reformulated, removing 13 tonnes of fat by replacing palm oil with sunflower oil, representing an average 90% reduction in total saturated fat.

90%

Delhaize America – reducing sodium

Delhaize America is reducing sodium in line with its National Salt Reduction Initiative (NSRI) partnership. We are the first U.S. retailer committed to reducing sodium in certain packaged food categories by an average of 20% over 5 years.

20%

14 *My Essentials* soups were reformulated to remove about 3g of sodium per serving, representing an average 26% reduction in total sodium.

26%

Six *My Essentials* salad dressings were reformulated reducing sodium by 6%.

Three *My Essentials* pasta sauces were reformulated reducing sodium by 37%, 44%, and 51% respectively.

Super Indo – removing food additives

The color additives *Allura Red* and *Ponceau 4R*, were taken out of all Super Indo's juices and replaced by natural food coloring substances. The additives removed are suspected to cause immune system reactions and increase hyperactivity in children.

Providing clear labels

Clear labeling helps our customers make better choices when purchasing food. However, the difference between regional and local legislation means we can't standardize labeling across all operating companies. Therefore in our local markets, we adapt and go beyond the national legislation. For example, in the U.S. we use *Guiding Stars*, while in Europe the GDA (Guideline Daily Amounts) tool is employed.


honey & nut
tasteeos
sweetened oat cereal
spaghetti
Orange Juice
Pasta Sauce
olive oil
Organic Navy Beans
Almonds


Kids
Honey ring
Kids
Oat pillows
Kids
Pasta
Pâtes
Teigware
Kids
Compote
Kompott

Healthy eating

Delhaize America

New uses for Guiding Stars

The *Guiding Stars* algorithm rates products from zero to three in terms of nutrient density per 100 calories. One star indicates good nutritional value, two is better, and three is best. Delhaize America continued to use the system in 2011 for in-store labeling and to guide product improvements. We reformulated multiple private brand products across many categories, including deli meats, salad dressings, soups and instant oatmeal, to improve their nutritional content.

One very clear example of how our reformulation has improved the nutritional value of our products is with our Four Cheese Pasta Sauce. We cut added sugars and sodium by 25% and 37% respectively, and increased fiber by 50%. As a result, this led to a 9 point increase in the *Guiding Stars* evaluation process.


Guiding Stars
good idea
Black Bean Salad

Nutrition keys

Delhaize America improved its approach to nutrition labeling by implementing Facts Up Front, the U.S. equivalent of GDA-style labeling, in 2011. Also known as "nutrition keys", they provide information about calories, saturated fat, sodium and sugar. Up to two optional positive nutrients may be highlighted as well, but Delhaize America has made the decision to only use these options for products that achieve at least one star in the Guiding Stars rating system. This will make it easier for customers to choose healthy products.

The *Guiding Stars* system is used in over 20 U.S. states by over 1 700 retail stores (including Delhaize America banners), three public schools, three corporate cafeterias, three colleges and universities, seven hospitals and three medical facility cafeterias.

Sales of products with at least one star increased by 6% since 2009

6%

Sales of private brand products with at least one star increased by 9% since 2009

9%


PER 1/2 CUP
200 CALORIES
my essentials
elbow macaroni
enriched macaroni product
NET WT 16 OZ (1 LB) 454g


my essentials
mini
beef ravioli
in tomato & meat sauce

Europe

GOAL

Apply GDA guidelines to applicable private brand products at European operating companies – December 2011

(⊗ PARTIALLY MET)









"We strongly encourage companies active in the food chain to be audited and certified. I am delighted Delhaize has taken this positive decision: a certified self-checking system offers the consumer more guarantees on food product safety. It's a win-win situation. For the Federal Agency for the Safety of the Food Chain it means inspections can be more efficient."

G. Houins
CEO, Federal Agency for the Safety of the Food Chain, Belgium

Responsible sourcing

Our journey

Across our industry, responsible sourcing is a high priority. Rising raw material costs, seafood stock concerns and economically vulnerable local suppliers continue to threaten supply security. At the same time, access to more sustainable products is important to our customers and helps build trust and loyalty. So, we need to take action to make our sourcing more sustainable. This has been a focus of our strategy since 2009. Bringing suppliers with us is vital, so communicating our policies and intentions across the Group have been core to our activities.

Our work is already delivering positive results. In Belgium, we have seen a 40% increase in Fairtrade sales since 2009. Customer demand for our new 'eco' product ranges like Alfa Beta's *Terra Leaf* has grown. Much of this success comes from engaging customers around the benefits of these products. Additionally, increasing the sustainability of our sourcing means we revisit the ingredients, packaging design and transportation of private brand products. This has often resulted in enhanced supply chain efficiencies and strengthened supplier relationships.

We know responsible sourcing is not an issue we can address alone. Many of our proudest achievements over the past three years have come from working in close partnership with stakeholders. Our engagement with the Gulf of Maine Research Institute (GMRI) in the U.S. and WWF in Belgium mean we are on track to achieve 100% sustainable seafood sourcing in those countries. Our membership of the Roundtable on Sustainable Palm Oil (RSPO) is helping us maintain steady progress towards ensuring that by 2015 all palm oil in private brand products is sustainably sourced. This is part of our wider ambition with The Consumer Goods Forum (CGF) to have a zero net impact on deforestation by 2020.

Risks and opportunities

The risks and opportunities for responsible sourcing outlined in our 2010 report and our website continue to be relevant to our business this year.

What are we doing about it?

Social compliance



GOAL

Require all private brand suppliers to comply with the Vendor Code of Conduct – ongoing

ON TRACK



GOAL

Conduct audits for private brand suppliers against the Vendor Code of Conduct – ongoing

ON TRACK



GOAL

Require identified vendors to participate in capacity building workshops on the Vendor Code of Conduct – ongoing

ON TRACK

Reaching our goal of 100% private brand compliance with the Delhaize Group Vendor Code of Conduct has been a challenging and informative experience.

We initially drafted the Code in 2010 to ensure we were consistent in managing human rights in our supply chain. It's based on the Business Social Compliance Initiative (BSCI) approach. Following feedback from suppliers in Belgium, Greece and the U.S., we revised the format and process in 2011. We are confident that engaging with suppliers, the BSCI and The Consumer Goods Forum's Global Social Compliance Program will ensure our approach is both effective and enforceable.

Starting in 2012, the new terms of engagement for responsible sourcing will be attached to private brand contracts in Belgium, Greece and the U.S. Once up and running we will conduct routine audits and in future years will expand it to our other countries.



Coffee farmer
(picture credits: Max Havelaar Belgium)

Sustainable seafood

GOAL

Develop operating company-specific Sustainable Seafood policies and implementation plans towards Delhaize Group Sustainable Seafood vision – December 2011

PARTIALLY MET



From USA
Wild Caught Alaskan Sockeye Salmon Fillets
$6.99lb.

CABILLAUD (Norvège, Alaska)
CABILLAUD (Mer de Barents*)
COQUILLES ST-JACQUES (Canada)
CREVETTE (Côte Ouest USA)
CREVETTE (Côte Est Canada)
CREVETTE (du Nord) (Norvège)
CREVETTE (Rose) (Équateur, Bio)
ÉCREVISSE (Chine)
ÉGLEFIN (Islande*)
ESPADON (NE Océan Atl.*)
HARENG (Maatjes) (NE Océan Atl)
HUITRE (Pays-Bas, France, R.U.)
LANGOUSTINE (Écosse)
LIEU JAUNE (Alaska)
LIEU NOIR (Mer du Nord, Norvège)
MAQUEREAU (NE Océan Atl.)
MOULES (Europe)
PANGASIUS (Décongelé) (Bio)
PERCHE DU NIL [Tanzanie (Naturland)]
PLIE (Pays-Bas)
SANDRE (Pays-Bas)
SARDINE (France, Espagne, Portugal)
SAUMON (Alaska)
SAUMON (Europe, Bio)
SILURE (Claresse) (Pays-Bas)
SOLE (Mer du Nord)
TRUITE (NO Europe, Bio)
TURBOT (Pays-Bas)
BAR (Mer du Nord)
BAR (France*)
CABILLAUD (Islande*)
CALAMAR (France)
CRABE (Mer du Nord)
CREVETTE (Grise) (Mer du Nord)
CREVETTE (du Nord) (NO Océan Atl.)
CREVETTE (Trop.) (Asie, Équateur, Brésil)
DORADE (France*)
ÉGLEFIN (NE Océan Atl.)
FLÉTAN (Mer de Barents *)
GRONDIN (Mer du Nord)
HARENG (Maatjes) (Mer Baltique occ.)
HOMARD (NO Océan Atl.)
LANGOUSTINE (Mer du Nord)
LOTTE (Islande*)
LOUP DE MER (Islande *)
PANGASIUS (Frais) (Vietnam)
PLIE (Mer du Nord *)
ROUGET BARBET (Mer du Nord)
SARDINE (Maroc)
SAUMON (Europe)
SÉBASTE (Islande*)
SOLE LIMANDE (Islande*)
THON (Jaune) (Océan Atl., Pac., Indien*)
TRUITE (S-Europe)
TRUITE SAUMONÉE (Europe)
TURBOT (Espagne, France)
ANGUILLE (Tous pays)
BAR (Mer Méditerranée)
BARBUE (Mer du Nord)
CABILLAUD (Mer du Nord, Islande)
COQUILLES ST-JACQUES (NE et NO O.Atl.)
CREVETTE (Trop.) (Tous pays)
CREVETTE (Rose) (Océan Ind. et Pac.)
DORADE (Mer Méditerranée)
ÉGLEFIN (Ouest de l'Écosse)
ESPADON (Tous pays)
FLÉTAN (NE Océan Atl., Groenland)
MARLIN (Tous pays)
MERLAN (Écosse)
PERCHE DU NIL (Ouganda, Kenya, Tanzanie)
PLIE (Mer du Nord)
RAIE (NE Océan Atl.)
REQUIN (Tous pays)
SARDINE (Mer Méditérranée)
SAUMON (Chili)
SAUMON [Océan Pac. (Russie)]
SÉBASTE (NE Océan Atl.)
SNAPPER RED (Tous pays)
SOLE (Mer du Nord)
THON (JAUNE) (Océan Pac. et Indien*)
THON (ROUGE) (Tous pays)
TRUITE (Turquie, Chili)
TURBOT (Mer du Nord)
À PRIVILÉGIER :
Pas de surpêche, élevage bien géré. Dommages minimaux ou restreints causés à l'environnement.
AVEC MODÉRATION :
Problèmes dans les élevages ou les pêcheries. Choix secondaire par rapport aux espèces de la colonne verte.
À ÉVITER :
Espèces surpêchées dont certaines sont en voie de disparition. Leur élevage ou leur pêche sont nuisibles pour l'environnement.
Delhaize ne vend pas d'espèces menacées.
produit d'élevage
produit sauvage
le label MSC identifie les produits issus de la pêche durable
en vente chez Delhaize
* meilleur choix en raison d'une meilleure technique de pêche ou d'aquaculture
© Brian J. Skerry / National Geographic Stock / WWF

Responsible sourcing



Acum ești mai aproape de tradiție!
Gusturi românești
BUCATE ALESE
EXCLUSIV DE CATRE

More sustainable products

GOAL

Use only sustainable palm oil in our private brand products – December 2015.

NEW GOAL

The Group continues to stock and sell responsibly sourced and environmentally friendly products. These include Fairtrade and dedicated 'eco' private brand lines like *Nature's Place* in the U.S. Additionally, sustainability is increasingly being built into every product we sell. For example, in 2011 we set a new goal to use only sustainable palm oil in our private brand products by 2015.





IT'S BETTER WHEN IT'S FAIR
CITROEN
CITRON
ZITRONE
bio
x20

Organic

1.7% of food sales at Group level are from organic products, compared to 1.8% in 2010. Sales at most of our banners saw an increase, while the others faced some challenges this year. All banners continue to promote organic products, including our organically-certified private brand products. They are a market differentiator and a good alternative for customers buying organic fresh and non-perishable foods.

Mega Image anticipated customer demand for organic products and significantly increased its assortment of both dry and fresh organic products. They now sell 101 organic dry products and 50 fresh, an increase from 35. At Alfa Beta, organic products were consolidated under *AB Bio*, which is competitive with national brands.

Fairtrade

40%

At Delhaize Belgium, sales of Fairtrade certified products have grown 40% since 2009. Delhaize Belgium now stocks 79 Fairtrade products compared to 50 in 2010. These new products include juices, wine, cereals and a range of organic cotton clothing.

Local products

We have seen growing demand from customers for local products across our operating companies. Customers increasingly see the economic benefits of local sourcing as important in difficult financial times.

Read our 2011 Insight for more details





Organic
all natural
Original

Eco-products

10%

A number of operating companies are developing environmentally-friendly non-food product lines. Delhaize Belgium increased its offer to 29 eco-products in 2011. Sales of these products have increased by nearly 10% since 2010.

In Greece, Alfa Beta continued to offer the AB *Terra Leaf* range, which had 23 products in 2011 including detergents, tissue paper, cosmetics and garbage bags that are either eco-friendly or FSC compliant. Sales grew to nearly 0.5% of Alfa Beta's total private brand sales, a increase from 0.16% in 2010.

2011 Insight: Continued progress on local sourcing

Click here for our data summary and methodology, and responsible sourcing policies









eco

terra Leaf

"Delhaize Group faces lots of challenges on responsible sourcing, particularly because it operates banners in some very different markets. I've been impressed by the comprehensive and broad-ranging approach that the Group has undertaken on product sustainability. In the coming year, we look forward to accelerating this work and to the potential to encourage innovation and sustainability improvements throughout the supply chain."

Dr. J. Taplin
Principal Sustainability Advisor, Forum for the Future



We also seek to address mental and social health through small changes that make a big difference in how associates feel at work. Delhaize Belgium renovated break rooms across distribution centers and retail stores in 2011. The rooms were repainted in lively colors and the amount of daylight was increased to provide associates with pleasant places to rest while at work.

Occupational health and safety

We track standard Occupational Health and Safety indicators across our Group. The number of Group days lost per 1 000 hours steadily decreased by 8% from 0.26 in 2008 to 0.24 in 2010. In 2011 the rate remained stable. We are working to continually improve our impact by updating instructions and training.



[2011 Insight: Making a difference through associate wellbeing programs](#)

[Click here for our data summary and methodology and the awards we won](#)





Training and skills development

In 2011, the number of associates receiving e-learning trainings at all operating companies increased from 88 323 to 115 460. At Delhaize Belgium, a Retail Academy training program targeted high potential associates that require increased business awareness – approximately 60 associates in 2011. The goal is to enable participants to become retail experts as well as gain a full understanding of Delhaize Belgium's commercial strategy and components. They are then able to implement this knowledge and integrate it into their daily routine, which will lead to better company results.

At Delhaize America approximately 2 500 associates participated in our pilot Delhaize America University. Targeted at retail, corporate and distribution leaders, it offers a range of engaging, instructor-led courses covering dynamic aspects of our business.

2011 Insight: Progressing our approach to diversity and inclusion

Click here for our data summary and methodology and the awards we won





2011, reflecting 2010 performance, 79% of our associates participated. This goal is a priority for us and each operating company continues to work hard to reach it.

At Delhaize America, significant work went into building an automated performance appraisal tool. An implementation plan is being created to focus on compliance and quality.

At Alfa Beta, 89% of associates received at least one official, documented performance appraisal.

Mega Image pushed hard to meet the 100% target. To improve their performance dialogue system, they have two performance dialogues organized during the year – one in March, the other in September.

Associate development and training
Attracting and retaining talent

Our Group retention rate declined from 73% in 2010 to 71% in 2011. We believe this rate still represents good performance in our industry, but continue to monitor the shift.

We have programs in place to support recruitment and development of associates with very high potential, notably our Retail Management Trainee programs. Our Delhaize Group International Graduate Trainee Program, launched in 2010, continues to progress. It puts selected graduates on a leadership path by arranging three six-month placements in different markets and departments. In 2011, 753 candidates from across the world applied for 9 trainee positions.





Cash donations

In 2011, we donated the equivalent of 0.7% of our pre-tax profit in cash, up from 2010. The majority of these funds go to healthy eating education for children in partnership with schools or local organizations.

Since 2008 the Delhaize Group Fund has donated approximately EUR 150 000 each year to support some 30 organizations that foster integration within the local communities: At the end of 2011 over 135 associations benefited from the support of the Delhaize Group Fund.

Through the Children Friendly Education program, Super Indo helped raise approximately USD 43 000. Delivered in partnership with UNICEF, its objective is to strengthen the role of schools in preventing violence against children.



2011 Insight: Helping those who need it most

Click here for our data summary and methodology and the awards we won





Climate change

Our journey

Energy conservation has been a high priority for us for decades. Three years ago we broadened our strategy to include all of our direct impacts on climate change. As a global food retailer, we acknowledge that our climate change impact goes well beyond our energy consumption emissions. We measured our first group-wide carbon footprint in 2008. It revealed 65% of our carbon impact is from energy use. A significant portion – nearly 30% – is from refrigerant emissions. As a result, reducing this has been added to our energy efficiency-related goals.

Our primary focus has been operational emissions. We have set a Group goal to reduce our carbon equivalent emissions (CO_2e) by 20% per square meter of sales area by 2020. This is against a 2008 baseline. So far we have reduced our emissions by 4% compared to 2008. We are also starting to work with suppliers to cut their emissions. Helping them develop lower-carbon methods of transportation is one example.

On energy efficiency, we have accelerated our approach since 2008 and are now investing substantially in energy efficiency projects that have a good return. By adopting common metrics, we are already able to see financial benefits. Highlights include installing LED lighting, putting doors on refrigerated cases and replacing conventional power sources with solar panels. Continued improvement in reducing our energy consumption is crucial to maintaining a leading position in our markets.

We are also committed to the complex and long-term project of reducing refrigerant emissions. Our actions to switch from ozone-depleting to ozone-friendly refrigerants are increasing our emissions. It will take years to reverse the trend. However, we are working hard to address refrigerant leaks and continue to test innovative applications of natural refrigerants.

An important part of our climate change work has been assessing the associated business risks through our Enterprise Risk Management. More extreme weather threatens both the supply and demand of products. The increased costs from legislation, taxation on fossil fuels, and rising prices need to be factored into our supply chain and business modeling.

Risks and opportunities

The risks and opportunities for climate change outlined in our 2010 report and our website continue to be relevant to our business this year.



Emissions by source



Energy **62%**
Refrigerants **32%**
Transport and travel **6%**

What are we doing about it?
Measuring emissions

We work with Environmental Resources Management (ERM) to measure the GHG emissions from our global operations. This data is assured by external consultancy Ernst & Young. We submitted our second report to the Carbon Disclosure Project in 2011 for 2010 data.

GOAL

Group 20% reduction in CO_2 equivalent emissions per m^2 of sales area (against 2008 baseline year—2020

⟋ ON TRACK

CO_2 equivalent emissions per m² sales, tonnes CO_2e/m²



0.663   0.639   0.613

2009   **2010**   **2011**





Water management

Water use in our direct operations is already relatively low. However, several operating companies have installed water recycling and rainwater harvesting systems. We continue to test these technologies for future applications. At Alfa Beta, monthly reporting captures water data from these systems to help identify areas of biggest impact. At Delhaize America the Food Lion family of banners consulted with the energy and sustainability management company Ecova to benchmark water consumption in retail stores. In our Sweetbay stores water consumption decreased by 7.1%. This was achieved by identifying areas of increased usage and excessive consumption then creating practical solutions.

Changing customer behavior

Our operating companies take different approaches to engaging customers on waste. In 2011 Alfa Beta made great progress on recycling engagement. In addition to increasing the number of stores where packaging, cooking oil and used light bulbs can be recycled, two stores introduced a pilot project for recycling unused medicine. To maintain customer engagement with the initiative, Alfa Beta printed updated leaflets highlighting new recycling locations.

In Indonesia, Super Indo has acquired a regional 'green label' for their oxo-degradable shopping bags. Additionally, since 2009 we have reduced non-reusable bag use by 3% Group-wide.

2011 Insight: Improving food waste management

Click here for our data summary and methodology and the awards we won







Looking forward to 2020 –
CEO and Chairman interview



President and Chief Exective Officer
Pierre-Olivier Beckers

Q: Why have you decided to create a 2020 sustainability strategy?

A: Sustainability is about the long term. If we are going to be successful in our work on sustainability we need to be thinking and planning long term. That's why we have moved our focus from a three year horizon towards 2020. The 'ambition' sets down a marker, a place we want to get to. The strategy will guide us to that place. We recognize that with sustainability you need the 'ambition', the wider view of where you are headed, not just a strategy. It's a very complex and often emotive issue, so a strategy on its own is not enough.

Q: You now talk about 'Sustainability' rather than 'Corporate Responsibility'. Why is this?

A: We formalized our first Corporate Responsibility strategy in 2008 and launched it in 2009. For us it has always been about managing the health of people, products, and planet. Since 2009 we have come to understand that the term 'sustainability' is a better description for our approach and thinking. We know that sustainability is fundamental to business success, both from a cost and a revenue perspective.





Chairman of the Board of Directors
Count Jacobs de Hagen

Q: **With Rio +20 coming up, 2012 is a big year for sustainable development. The food industry is increasingly at the center of the global debate because it's integral to people's everyday lives. How do you see Delhaize Group's sustainability strategy fitting into the bigger picture?**

A: We expect Rio+20 to strengthen the focus on the connections between issues like the economy, resource scarcity and the eradication of poverty. We are a large company spanning many countries; we hire a large number of people; and we are in contact with millions of consumers on a daily basis, so we have in important role to play in achieving a more sustainable world. Our 2020 ambition was launched to give a better focus to Delhaize Group's role in the solution. We hope that building stronger and deeper connections across the value chain will mean we are increasingly effective in this.

Q: **Looking ahead to 2020, what do you believe Delhaize Group's biggest challenges and opportunities around sustainability will be along the way?**

A: We have already seen the pressure a global financial crisis can exert. With sustainability being so broad and exciting, it's going to be increasingly hard to focus on the projects that can have the biggest impact.

Our strategy pushes us hard to influence areas beyond our direct control. This isn't going to be easy. Even though we are working with great partners, we'll need to work with more. We will have to be creative to find solutions that deliver shared value. This is a big challenge but also a great opportunity.

Another big opportunity is innovation – both exploring new sustainable products and working to better engage and enthuse our 160 000 associates. If we can inspire each one of them to find solutions to sustainability challenges the opportunities are immense.



We believe that successfully addressing these questions will result in a Delhaize Group with a stronger, sustainable bottom line. We are working on these challenging questions and working to validate and confirm our approach. We have the team, the business strategy and the proven successes in place to realize our ambitions.

The building blocks of our ambition and strategy involve our private brands, our waste and CO_2 footprints, the safety and security of all our food supply, healthy eating (for both our associates and customers), and embracing the diversity of our company.

Each element of the strategy will have a well-defined target, which will allow us to clearly measure progress. Together, we will equate these improvements to the real impact Delhaize Group is having in the communities we serve, and the planet at large.

In the course of 2012 we will communicate internally and externally our new sustainability platform. The platform and its underlying strategy will break new ground in the sector, and we look forward to sharing it with our stakeholders and customers. As we look to 2020, Delhaize Group has the ambition and determination to become a leader in the grocery retail industry for doing well for products, people and planet.

Together, we deliver the best of Delhaize for life.



"Developing our 2020 sustainability strategy has led us to confront challenging questions about our company and the impact it can have on people's lives and on the future of our planet. But we're not afraid to tackle them because we know it's crucial for the success of our business."

G. Amoroso
Chief Sustainability Officer, Delhaize Group

Together, we deliver
the best of Delhaize for life

This is a summary report, providing a concise view of our Sustainability performance over the last year, with clear links to more detailed information for those that want it.

Company information
Registered office
Delhaize Group SA
Rue Osseghemstraat 53
1080 Brussels
Belgium
Tel +32 2 412 21 11
Fax +32 2 412 21 94

Company support office
Delhaize Group
Square Marie Curie 40
1070 Brussels
Belgium
Tel +32 2 412 22 11
Fax +32 2 412 22 22
www.delhaizegroup.com

Company number
0402 206 045

Delhaize Brothers and Co.
"The Lion" (Delhaize Group)
SA is a Belgian company
formed in 1867 and converted
into a limited company on
February 22, 1962.

Publisher
C. Alexandre
Vice President Internal &
Sustainability Communications
Square Marie Curie 40
1070 Brussels
Belgium

About the people included in the pictures in this report
Most of the people portrayed in the pictures in this Sustainability Progress Report are our associates or associates' family members.

Credits
Concept, design and production
Futerra Sustainability Communications Ltd

Contact
If you have any feedback or questions on this Report, please contact us at: sustainability@delhaizegroup.com

Produced by:


futerra
sustainability
communications